[redacted]

October 6, 2006
IM Ref. No. 20052151327
Nuveen Virginia Premium
Income Municipal Fund
File No. 811-7490

[redacted]

THE OFFICE OF CHIEF COUNSEL
INVESTMENT MANAGEMENT

eptember 14, 2006, requests our assurance that we would not recommend enforcement action to the Commission under Section 5 or 6(a) of the Securities Act of 1933 ("Securities Act") if Nuveen Virginia Premium Income Municipal Fund ("Fund") conducts a delayed at the market public offering of its common shares pursuant to the shelf registration provisions of Rule 415(a)(1)(x) and Rule 415(a)(4) under the Securities Act, under the circumstances set forth in your letter.

You state that the Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). The Fund's investment adviser is Nuveen Asset Management, Inc. You further state that the Fund seeks to conduct a delayed at the market shelf offering of its common shares under Rule 415(a)(1)(x) and Rule 415(a)(4) so that the Fund may issue new shares when the Fund's shares are trading at a premium to net asset value ("NAV"). The Fund presently has no intention to register a traditional, non-shelf offering because of the risk that the market price of the Fund's shares will decline below NAV before the issue is completely sold.

You state that the Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"), and have been listed and traded on the New York Stock Exchange since the Fund's inception on March 18, 1993. You also represent that the Fund files with the Commission all information required of it under the Exchange Act and the Investment Company Act, including Forms N-CSR and N-Q, and has filed all such reports on a timely basis over the last 12 calendar months. You note that the Fund's common shares closed as of December 31, 2005, at a 5.07% premium to the Fund's NAV, and over the 12 months ending March 31, 2006, had closed, weekly, at an average premium of approximately 7.85%.

Your request is similar to one made by the Pilgrim America Prime Rate Trust ("Pilgrim") in 1998.[1] The relief granted in the Pilgrim Letter was based, in part, on an undertaking by Pilgrim to file with the Commission, and mail to shareholders, quarterly reports that comply in all material respects with the disclosure requirements of Form 10-Q. You

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1 Pilgrim America Prime Rate Trust (pub. avail. May 1, 1998) ("Pilgrim Letter"). As was the case with the Pilgrim Letter, you request relief to permit the Fund to offer its common stock under Rule 415(a)(1)(x). The relief we provide today applies equally to a closed-end fund's offering under Rule 415(a)(1)(x) of any securities, provided the closed-end fund would otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it seeks to undertake (*e.g.*, common stock, preferred stock, debt securities, and/or warrants).

believe that recent enhancements in closed-end fund reporting requirements under the Exchange Act make unnecessary the additional quarterly reporting obligations imposed on Pilgrim. Specifically, you believe that the information required to be filed with the Commission under the Exchange Act, including the information required to be provided on new Forms N-CSR and N-Q, provides a steady stream of high quality information about the Fund. You therefore seek our assurances that we will not recommend enforcement action under Section 5 or 6(a) of the Securities Act to the Commission if the Fund conducts a delayed at the market offering of its common shares pursuant to the shelf registration provisions of Rules 415(a)(1)(x) and 415(a)(4) without filing with the Commission, and sending to shareholders, quarterly reports that comply in all material respects with the disclosure requirements of Form 10-Q.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission under Section 5 or 6(a) of the Securities Act if the Fund conducts a delayed at the market public offering of its common shares pursuant to the shelf registration provisions of Rule 415(a)(1)(x) and Rule 415(a)(4) under the Securities Act without filing with the Commission, and sending to shareholders, quarterly reports that comply in all material respects with the disclosure requirements of Form 10-Q.

This response expresses the Division's position on enforcement action only and does not purport to express any legal conclusions on the question presented. Facts or representations different from those presented in your letter might require a different conclusion.

Tara Royal/ego

Tara L. Royal
Senior Counsel

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

September 14, 2006

Elizabeth G. Osterman
Assistant Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Proposal of Nuveen Virginia Premium Income Municipal Fund to Conduct a Delayed and Continuous Offering Pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933

Dear Ms. Osterman:

On behalf of Nuveen Virginia Premium Income Municipal Fund ("NPV"), we seek assurance that the staff of the Division of Investment Management ("the Staff") will not recommend enforcement action to the Securities and Exchange Commission ("the Commission") under Section 5 or 6(a) of the Securities Act of 1933, as amended ("the Securities Act"), if NPV conducts a delayed at the market public offering of its common shares pursuant to the shelf registration provisions of Rule 415(a)(1)(x) and Rule 415(a)(4) under the Securities Act under the circumstances set forth in this letter.

Background

NPV is a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). NPV seeks to achieve its investment objective by investing in municipal securities that are tax exempt for purposes of federal and Virginia income taxes. NPV's investment adviser is Nuveen Asset Management, Inc. ("NAM"). NPV's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 ("the Exchange Act), and have been listed and traded on the New York

Stock Exchange ("NYSE") since its inception on March 18, 1993. NPV's common shares closed as of December 31, 2005 at a 5.07% premium to NPV's net asset value ("NAV"), and over the 12 months ending March 31, 2006 had closed, weekly, at an average premium of approximately 7.85%. NPV also has issued tax-exempt auctioned preferred shares, which trade weekly (7 day reset) through the mechanism of a Dutch auction conducted by NPV's auction agent, Bankers Trust Company. Only NPV's common shares are the subject of this no-action request.

NPV seeks to conduct an "at the market" offering of its common shares under Rule 415(a)(1)(x). Such an offering will allow NPV to issue new shares when NPV's shares are trading at a premium to NAV, and to invest the proceeds in additional municipal securities. NPV presently has no intention to register a traditional, non-shelf offering because of the risk that the market price of NPV's shares will decline below NAV and prevent the offering from being completed, given the prohibitions of Section 23(b) of the 1940 Act against closed-end funds selling common stock at a price less than NAV except through rights offerings.[1]

The Fund Board has determined that, in contrast to a non-shelf offering, NPV's ability to raise additional capital through an "at the market" offering of common shares pursuant to Rule 415 under the Securities Act is likely to benefit NPV's shareholders. Such an offering would increase the size of NPV and thus enable NPV to lower its expense ratio, increase its NAV per share because issuing new shares at a net price that is greater than NAV will be accretive (anti-dilutive) to NAV per share, enable the portfolio manager to increase NPV's portfolio diversification, provide the manager with an expanded ability to capitalize on attractive investment opportunities, and increase secondary market liquidity of NPV's common shares.

NPV's at the market offering will be structured to minimize the impact of newly issued shares on the market price of NPV's shares. NAM personnel will confer regularly with NPV's sales agent, which will be a registered broker-dealer, to discuss market conditions and determine how many shares NPV should issue at any time. NAM will consider the expected benefits to NPV from such an offering as described in the preceding paragraph, trading volumes in its common shares, and its share price in the secondary market relative to its NAV. NAM will determine, and instruct the sales agent as to the daily amount of shares to be sold and the minimum price at which shares can be sold. Consistent with the requirements of Section 23(b) of the Investment Company Act, the sales agent will not be permitted to sell newly issued shares at a price per share lower than NPV's NAV plus, in the case of securities sold on an agency, rather than a principal basis, the per share selling commission paid by the fund. The sales agent will receive a selling commission based on the number and market price of shares sold.

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1 Since inception, NPV's common share price closed below NAV (at a discount) as of the end of each of 86 weeks; the highest discount was 8.54%.

Morgan Lewis
COUNSELORS AT LAW

Discussion

Rule 415(a) under the Securities Act allows issuers to register certain offerings on a delayed or continuous basis ("shelf offering"). Rule 415(a)(4) permits an issuer to register an "at the market" offering of equity securities where the offering comes within Rule 415(a)(1)(x). An "at the market" offering means "an offering of securities into an existing trading market for outstanding shares of the same class at other than a fixed price...."[2] We believe NPV is permitted to conduct an "at the market" offering under Rule 415(a)(1)(x).

Rule 415(a)(1)(x) applies to securities "registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on a continuous or delayed basis" by or on behalf of the registrant. As a closed-end management investment company, NPV is required to use Form N-2 to register its securities and, therefore, cannot and will not use Form S-3. However, because NPV and the offering will meet the requirements of Form S-3, we believe NPV's shares are "qualified to be registered" on Form S-3.

A. Form S-3 Eligibility

1. Registrant Requirements

NPV satisfies the registrant requirements outlined in Instruction I.A of Form S-3.[3] NPV is organized in Massachusetts and has its principal business operations in the United

2 See Rule 415(a)(4) promulgated under the Securities Act. On June 29, 2005, as part of its reforms of the regulation of public offerings ("Securities Offering Reforms"), the SEC approved amendments to Rule 415(a)(4) to remove certain restrictions on at the market offering, but retained the Form S-3/F-3 eligibility requirement. Securities Act Release No. 8591 (July 19, 2005).

3 Instruction I.A. requires, in pertinent part:

> 1. The registrant is organized under the laws of the United States or any State or Territory or the District of Columbia and has its principal business operations in the United States or its territories.
>
> 2. The registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act") or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act.
>
> 3. The registrant: (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13,

(continued)

States. Additionally, NPV's common shares are registered pursuant to Section 12(b) of the Exchange Act.

Instruction I.A.3 requires registrants to have been subject to Section 12 or 15(d) of the Exchange Act and to have filed all material required by Sections 13, 14 or 15(d) for the 12 calendar month period preceding the filing of a registration statement and to have filed in a timely manner all reports required to be filed during the 12 calendar month and any portion of a month immediately preceding the filing of the registration statement. While NPV has been subject to the requirements of Section 12 of the Exchange Act for more than 12 months, it is also subject to the Investment Company Act. Section 30(d) of the Investment Company Act requires the Commission to issue rules and regulations permitting the filing of periodic reports filed under Section 30(a) and (b) under the Investment Company Act in lieu of reports and documents

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> 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form; and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement [other than certain Forms 8-K reports]. If the registrant has used (during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement) Rule 12b-25(b) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by the Rule.
>
> ...
>
> 5. Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.
>
> ...
>
> 8. *Electronic filings*: In addition to satisfying the foregoing conditions, a registrant subject to the electronic filing requirements of Rule 101 of Regulation S-T (§232.101 of this chapter) shall have filed with the Commission all required electronic filings, including confirming electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T (§232.201 or §232.202(d) of this chapter).

Morgan Lewis
COUNSELORS AT LAW

required under Section 13 or 15(d) of the Exchange Act.[4] Thus, as a registered management investment company, NPV is required to file reports on Forms N-CSR, in satisfaction of the requirement to file annual and quarterly reports pursuant to Section 13(a) or 15(d) of the Exchange Act. See Rule 30d-1 under the Investment Company Act. Additionally, Rule 13a-13(b)(1) under the Exchange Act excludes investment companies that are required to file semi-annual reports on Form N-SAR under Rule 30b1-1 of the Investment Company Act from the quarterly reporting obligation of Rule 13a-13 of the Exchange Act. Accordingly, NPV files Forms N-SAR, N-CSR, and N-Q.[5] NPV has filed all such reports on a timely basis over the last 12 calendar months and up to the present.

In *Pilgrim America Prime Rate Trust* (May 1, 1998), 1998 SEC No-Act LEXIS 552, the Pilgrim America Prime Rate Trust, a closed-end management investment company (the "Pilgrim Fund"), requested no-action relief to conduct an "at the market" offering under Rule 415(a)(1)(x). In its response, the Staff, agreed that "an issuer that meets the standards of Rule 415(a)(1)(x), including the requirements enumerated in Form S-3, should not be precluded from conducting a shelf offering under subparagraph (x) merely because it is a closed-end fund." Id. at [12]. The staff indicated, however, that "the filing of Form N-SAR twice a year, without more," did not satisfy disclosure concerns "about the quality of current information to the public" in the context of shelf offerings. See id. at *16. The Staff believed that the filing of quarterly reports that materially complied with the disclosure requirements of Form 10-Q and the prompt amendment of a registration statement to reflect material changes "would satisfy the Commission's concerns about the quality of current information to the public." Id.

We believe the additional quarterly reporting obligations imposed on a closed-end fund's eligibility to rely on Rule 415(a)(1)(x) by the *Pilgrim* letter are no longer necessary to ensure that the Rule's requirement for current information is satisfied. Subsequent to *Pilgrim*, the Commission significantly enhanced the Exchange Act reporting for closed-end funds when it

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4 Registered closed-end funds, like other registrants, are subject to the proxy and tender offer provisions of Section 14 of the Exchange Act, subject to limited exemptions. NPV has filed during the last 12 calendar months and up to the present, and will file, with the Commission on a timely basis all required proxy and tender offer materials.

5 The SEC recently required registered investment companies, excluding small business investment companies, to file quarterly portfolio disclosures on Form N-Q. See Securities Act Release No. 33-8393 (February 27, 2004). We note that in adopting this new form, which is filed under the Exchange Act and the Investment Company Act, and which requires financial information and the certification of the fund's chief executive and chief financial officers, the Commission chose not to include a requirement for quarterly financial statements.

adopted Forms N-CSR and N-Q.[6] While the staff in 1998 was concerned that "the filing of Form N-SAR twice a year, without more," was inadequate to meet the current information requirement, the expanded annual and semi-annual information called for by Form N-CSR, including the certifications by the principal executive and financial officers of the fund required by the Sarbanes–Oxley Act of 2002, and the quarterly position listings and other current financial information provided by Form N-Q, address the shortcomings of the Form N-SAR in a way that is tailored to the needs of investors in registered investment companies. Thus, NPV believes that these new reporting requirements provide "a steady stream of high quality corporate information continually furnished to the market and broadly digested, synthesized and disseminated" that satisfies the Commission's disclosure concerns in connection with shelf offerings.[7] NPV has filed this information on a timely basis over the prior 12 calendar months and continuing to the present and will continue to file those reports on a timely basis going forward. Accordingly, we do not believe that the staff need impose additional reporting obligations as a condition to a closed-end fund's reliance on Rule 415(a)(1)(x) and Rule 415(a)(4) to conduct shelf and at-the-market offerings. Similarly, Nuveen does not propose to comply with the additional conditions imposed by the *Pilgrim* letter, including that the quarterly information be provided to shareholders. Delivery of such information is not a requirement even for Form 10-Q filers.

As required by Instruction I.A.5, NPV has not, since the end of the last fiscal year for which certified financial statements were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted (i) on any installment for indebtedness for borrowed money or (ii) on any rental on long term leases.

2. Transaction Requirements

NPV's offering will meet the transaction requirements of Form S-3. As required by Form S-3, Instruction I.B.1, the offering will be for cash by or on behalf of NPV, and the aggregate market value of voting and non-voting common equity held by non-affiliates of NPV is $75 million or more. As of June 30, 2006, the value of the public float in NPV's common shares was $127.4 million. The amount of the public float indicates that there is widespread market following of NPV.

6 Securities Act Release No. 8393 (February 27, 2004)(adoption of Form N-Q); Exchange Act Release No. 47262 (January 27, 2003)(adoption of Form N-CSR).

7 See Securities Act Release 33-6499, *1983 SEC LEXIS 315*, Section I at *3 (November 17, 1983).

Based on the foregoing, NPV believes its shares are qualified to be registered on Form S-3.

B. Compliance with other Rule 415(a) Requirements

NPV's offering will satisfy the at-the-market offering requirements of Rule 415(a)(4).

NPV's offering will comply with Rule 415(a)(3). As required under this subparagraph, NPV will furnish the undertakings required by Item 34.4 of Form N-2.

Conclusion

We believe the requested relief will enable NPV to raise capital in a manner that benefits NPV's shareholders. Accordingly, we seek the staff's assurance that it will not recommend enforcement action to the Commission if NPV registers and sells its common shares on a delayed or continuous basis pursuant to Rule 415(a)(1)(x) under the Securities Act as set forth in this letter.

We have enclosed seven copies of this no-action request for your convenience. Please contact the undersigned at (202) 739-5420, or Thomas S. Harman at (202) 739-5662, with questions or comments regarding this letter.

Sincerely,

David A. Sirignano

NON-PUBLIC

ADVICE MEMORANDUM

September 18, 2006

TO: The Commission

FROM: Division of Investment Management

SUBJECT: Nuveen Virginia Premium Income Municipal Fund

PROPOSED ACTION: Unless the Commission objects, the staff will issue a no-action letter concerning Nuveen Virginia Premium Income Municipal Fund's proposal to conduct a delayed at the market public offering of its common shares pursuant to the shelf registration provisions of Rule 415(a)(1)(x) and Rule 415(a)(4) under the Securities Act of 1933. (A copy of the proposed no-action letter is attached as Exhibit A.)

TRIGGER DATE: October 4, 2006

OTHER OFFICES OR DIVISIONS CONSULTED: Office of General Counsel (L. Price, J. Felker)

Division of Corporation Finance (D. Lynn, C. McGee, J. Cohan)

PERSONS TO CONTACT:

Susan Nash	551-6793
Elizabeth Osterman	551-6846
James Curtis	551-6712
Tara Royal	551-6839

I. SUMMARY

The Division of Investment Management ("Division") intends to issue a no-action letter that would permit Nuveen Virginia Premium Income Municipal Fund ("Fund"), a closed-end investment company, to conduct delayed at the market offerings of its common shares pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933 ("Securities Act").[1] We considered a similar request by Pilgrim America Prime Rate Trust ("Pilgrim") in 1998 and, following consultation with the Commission, provided Pilgrim with the

[1] An at the market offering is defined under Rule 415(a)(4) to include an offering of securities into an existing market for outstanding shares of the same class at other than a fixed price on or through the facilities of a national securities exchange. Offerings under Rule 415 are commonly referred to as shelf offerings.

requested assurances.[2] We are bringing the Fund's request to your attention because the Fund seeks to conduct its delayed at the market offering without complying with one of the undertakings Pilgrim made in its request, which undertaking was made part of our response to Pilgrim. Specifically, Pilgrim undertook to file with the Commission, and send to shareholders, quarterly reports that comply in all material respects with the disclosure requirements of Form 10-Q. As discussed below, we believe that these disclosures are no longer necessary in light of recent changes to periodic reporting requirements for closed-end funds, and intend to respond to the Fund that it may engage in a shelf offering without making these disclosures. In addition, we intend to clarify that our response is equally applicable to a closed-end fund's offerings of common stock, preferred stock, debt securities, or warrants.

II. BACKGROUND/DISCUSSION

The Fund has been registered with the Commission under the Investment Company Act of 1940 ("Investment Company Act") since 1993. Shares of the Fund trade on the New York Stock Exchange, often at a premium to net asset value ("NAV").

Section 23(b) of the Investment Company Act generally prohibits closed-end funds from selling common stock at a price below NAV. In addition, in practice, the few closed-end funds whose shares trade at a premium to NAV typically do not register new offerings of securities for fear that their share price will drop below NAV before the offerings are complete. In the event of such a price drop, Section 23(b) would prohibit the closed-end fund from continuing the offering. If the closed-end fund's shares subsequently traded at a premium, the fund would be required to file a new registration statement before it could resume the offering.

Rule 415 under the Securities Act effectively solves the Section 23(b) issue for closed-end funds by allowing them to conduct a delayed offering of securities on a registration statement that remains effective during periods of inactivity (*i.e.*, when shares are trading at a discount to NAV). Therefore, when shares subsequently trade at a premium, a closed-end fund is able to resume its offering without filing a new registration statement. Rule 415 authorizes issuers to conduct delayed offerings of securities under specified circumstances.[3] Rule 415(a)(1)(x) and Rule 415(a)(4) permit a closed-end fund, such as the Fund, to conduct a delayed at the market offering of securities to the general public. For such offerings to be made, an issuer must comply with, among other things, the requirement of Rule 415(a)(1)(x) that the securities are registered on or qualified to be registered on Form S-3 under the Securities Act. Form S-3 imposes eligibility requirements for shelf registrants that are designed to ensure that shelf registrants are

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[2] *See* Pilgrim America Prime Rate Trust (pub. avail. May 1, 1998) and Advice Memorandum dated April 17, 1998, attached as Exhibit B.

[3] Rule 415 prohibits all investment companies, other than closed-end funds, from conducting an offering in reliance on it. *See* Rule 415(b).

large and well-established and that the marketplace has received sufficient information about the registrant to justify allowing the use of the form.[4]

In 1998, after consulting with the Commission, the Division issued a no-action letter that clarified that a closed-end fund that meets the eligibility standards enumerated in Form S-3 may register its common stock in reliance on Rule 415(a)(1)(x) notwithstanding the fact that closed-end funds do not register their securities on Form S-3. That letter was based, in part, on an undertaking by Pilgrim to file with the Commission, and mail to shareholders, quarterly reports that comply in all material respects with the disclosure requirements of Form 10-Q. This undertaking addressed a concern that the reporting form applicable to closed-end funds in place when Pilgrim sought its relief (Form N-SAR) would not satisfy the Commission's concerns that there be a steady stream of high quality information about an issuer making a shelf offering.

The Fund believes that the undertaking described above is no longer necessary in light of enhanced disclosure requirements, adopted since the release of the Pilgrim letter, applicable to closed-end funds. We agree that the additional reports no longer are necessary in today's environment of enhanced reporting requirements for closed-end funds. New periodic reporting forms for registered investment companies (Forms N-CSR and N-Q)[5] provide the marketplace more information about funds on a more frequent basis than was previously available. Among other things, Form N-CSR requires the semi-annual filing of certain financial and other information about a fund and requires a fund's principal executive and financial officers to certify the accuracy of the fund's financials. Additional requirements in Form N-Q call for the quarterly filing of the fund's portfolio holdings. In our view, the enhanced information in these filings satisfies the Commission's concerns about the adequacy and availability of high quality information about closed-end funds, which was the basis of Pilgrim's undertaking. Unlike Form 10-Q, these forms require disclosure of information that is specifically tailored to closed-end funds. We also agree that the Fund should not be required to mail its reports on Forms N-CSR and N-Q to shareholders as Pilgrim undertook to do with respect to Form 10-Q. In adopting Forms N-CSR and N-Q, the Commission did not impose a requirement of delivery to shareholders, and there is nothing about the shelf offering process that would suggest that mail delivery of these reports should be required as a prerequisite to a shelf offering. Closed-end funds are, in any event, already required to deliver to shareholders semi-annual reports that contain much of the financial information that is contained in Form N-CSR.

A question has been raised in the context of the staff's review of closed-end fund disclosure documents as to whether closed-end funds may make shelf offerings of

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4 These registrant requirements include compliance with the periodic reporting requirements under the Securities Exchange Act of 1934 for one year, and certain market float requirements.

5 *See* Investment Company Act Release No. 25914 (Jan. 27, 2003) (adopting Form N-CSR) and Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting Form N-Q).

preferred stock, debt securities, and warrants, in addition to common stock, pursuant to Rule 415(a)(1)(x) and the Pilgrim letter. We believe that they may. Rule 415(a)(1)(x) applies to the registration of *any* securities by an issuer that complies with the provisions of the rule. Accordingly, although the Fund, like Pilgrim before it, requests relief only with respect to shelf offerings of common stock, we intend to take the opportunity in responding to the Fund to clarify that the guidance provided in the letter applies to a closed-end fund's offering of all securities (*e.g.*, common stock, preferred stock, debt securities, and warrants).

II. CONCLUSION

In view of the foregoing, unless the Commission objects, the Division intends to issue the proposed no-action letter to the Fund on October 4, 2006.